China Broadband, Inc.
27 Union Square, West Suite 502
New York, New York  100031

December 16, 2010

By EDGAR Transmission

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attn: Larry Spirgel

Re:	China Broadband, Inc.
Registration Statement on Form S-1
Filed October 7, 2010
File No. 333-169801

We hereby submit the responses of China Broadband, Inc. (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated December 8, 2010, providing the Staff’s comments with respect to the above referenced registration statement on Form S-1 (the “Registration Statement”).

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company.  Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

General

1.
We note that you are registering a significant number of your outstanding shares (not held by affiliates) for resale.  Due to the significant number of shares being registered and the fact that they were issued recently, it appears that this may be an indirect primary offering by the company.  Please provide us with a detailed legal analysis as to why this offering should be regarded as a secondary offering.  This analysis should include, but not be limited to, an explanation of the relationship between the company and the selling shareholders, any relationships among any of the selling shareholders, the manner in which each selling shareholder received the shares and the dollar value of the shares being registered in relation to the proceeds you received from the selling shareholders for the shares.  You should also identify if any of the selling shareholders is in the business of buying and selling securities.

Company Response:

The Company was planning to file an amendment to the Registration Statement, irrespective of this comment letter from the Staff that would have reduced the number of shares to be registered from 129,018,000 shares of common stock to 103,150,000, which is a reduction of approximately 20.05%.  Accordingly, we respectfully request that the Staff consider our response below in light of the reduced number of shares being registered.

We were planning to reduce the number of shares to be covered by the Registration Statement by 20.05% as a result of a warrant exchange transaction consummated by the Company on October 20, 2010 (the “Warrant Exchange”), as disclosed in the Company’s Current Report on Form 8-K filed with the Commission on October 22, 2010.  Pursuant to the Warrant Exchange, certain holders of warrants to purchase shares of the Company’s Common Stock, including each investor who purchased Common Stock in the Company’s July 30, 2010 private placement (the “Financing”), agreed to cancel their outstanding warrants in exchange for shares of the Company’s Common Stock.   Accordingly, the investors in the Financing, including holders who received placement agent warrants in connection with the Financing, cancelled warrants to purchase an aggregate of 67,750,000 shares of Common Stock in exchange for the issuance of an aggregate of 40,650,000 shares of the Company’s Common Stock.  The newly issued shares of Common Stock carry the same registration rights as the shares of Common Stock underlying the warrants issued in connection with the Financing to the Investors and the placement agent.

Accordingly, the reduced number of shares to be included in the amended Registration Statement account for approximately 38.3% of the total outstanding shares of the Company’s Common Stock held by non-affiliates.

Rule 415 Analysis

In 1983, the Commission adopted Rule 415 under the Act to permit the registration of offerings to be made on a delayed or continuous basis.  Rule 415 specifies certain conditions that must be met by an issuer in order to avail itself of the Rule.  In relevant part, Rule 415 provides:

(a) Securities may be registered for an offering to be made on a continuous or delayed basis in the future, provided, that:

(1) The registration statement pertains only to:

(i) Securities which are to be offered or sold solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary;…[or]

(x) Securities registered (or qualified to be registered) on Form S–3 or Form F–3 (§239.13 or §239.33 of this chapter) which are to be offered and sold on an immediate, continuous or delayed basis by or on behalf of the registrant, a majority-owned subsidiary of the registrant or a person of which the registrant is a majority-owned subsidiary….

Under Rule 415(a)(1)(i), an issuer may register shares to be sold on a delayed or continuous basis by selling stockholders in a bona fide secondary offering without restriction.

In the event that an offering registered in reliance on Rule 415(a)(1)(i) is deemed to be an offering that is “by or on behalf of the registrant” as specified in Rule 415(a)(1)(x), Rule 415 contains additional limitations.  Rule 415(a)(4) provides that:

In the case of a registration statement pertaining to an at the market offering of equity securities by or on behalf of the registrant, the offering must come within paragraph (a)(1)(x) of this section. As used in this paragraph, the term ‘at the market offering’ means an offering of equity securities into an existing trading market for outstanding shares of the same class at other than a fixed price.

As a result, if an offering which purports to be a secondary offering is characterized as an offering “by or on behalf of the registrant,” Rule 415 is only available to register an “at the market offering” if the registrant is eligible to use Form S-3 or Form F-3 to register a primary offering.  The Company is not eligible to use Form S-3 to effect a primary offering.  As a result, it cannot use Rule 415 to register a primary offering “at the market.”

In the event that the offering registered by the Registration Statement is recharacterized as a primary offering on behalf of the Company, (i) the offering would have to be made on a fixed price basis (in other words, the Investors would not be able to sell their securities at prevailing market prices), (ii) the Investors would be deemed to be “underwriters” with respect to the Financing (with the attendant liabilities under Section 11 of the Act) and (iii) in accordance with the Staff’s long-standing interpretive position, Rule 144 would never be available to them to effect resales of their securities.

Because of the requirements of Rule 415, a recharacterization under such an interpretation of Rule 415 would have a significant adverse impact on the ability of a selling shareholder to effect the resale of its securities, and could have a chilling effect on the ability of smaller public companies – such as our Company -- to raise capital.  We respectfully suggest that the Staff should only recharacterize a secondary offering as being on behalf of a registrant after careful and complete review of the relevant facts and circumstances.

The Staff has previously recognized the delicacy with which the analysis of a particular transaction must be undertaken. In its Compliance and Disclosure Interpretations (the “CDI”), the Staff has set forth a detailed analysis of the relevant factors that should be examined.  Interpretation 612.09 (the “Interpretation”) provides that:

It is important to identify whether a purported secondary offering is really a primary offering, i.e., the selling shareholders are actually underwriters selling on behalf of an issuer. Underwriter status may involve additional disclosure, including an acknowledgment of the seller’s prospectus delivery requirements. In an offering involving Rule 415 or Form S-3, if the offering is deemed to be on behalf of the issuer, the Rule and Form in some cases will be unavailable (e.g., because of the Form S-3 ‘public float’ test for a primary offering, or because Rule 415 (a)(l)(i) is available for secondary offerings, but primary offerings must meet the requirements of one of the other subsections of Rule 415). The question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds. Consideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer. (underline added)

As the Interpretation indicates, the question is a “difficult” and “factual” one that involves an analysis of many factors and “all the circumstances.”

Each of the relevant factors listed in the Interpretation is discussed below in the context of the Financing.  In our view, based on a proper consideration of all of those factors, the Staff should conclude that the Registration Statement relates to a valid secondary offering and that all of the shares of Common Stock issued in the Financing and the Warrant Exchange can be registered for sale on behalf of the Investors pursuant to Rule 415.

How Long the Selling Shareholders Have Held the Shares

Presumably, the longer shares are held, the less likely it is that the selling shareholders are acting as a mere conduit for the Company.  In this instance, the Investors have now held their shares acquired in the Financing for approximately 135 days as of the date of this letter.  This holding period is also longer than the period required by the Staff for valid “PIPE” transactions.  In fact instantaneous registration is permitted under the PIPEs Interpretation (below), so any delay, even a short one, must also be permissible.

In the March 1999 Supplement to the Telephone Interpretations Manual, the Staff codified its “PIPEs” interpretation.  CDI Interpretation 116.19 (the “PIPEs Interpretation”) provides in relevant part that:

In a PIPE transaction, the company will be permitted to register the resale of securities prior to their issuance if the company has completed a Section 4(2)-exempt sale of the securities … to the investor, and the investor is at market risk at the time of filing of the resale registration statement.  The investor must be irrevocably bound to purchase a set number of securities for a set purchase price that is not based on market price or a fluctuating ratio, either at the time of effectiveness of the resale registration statement or at any subsequent date.  When a company attempts to register for resale shares of common stock underlying unissued, convertible securities, the PIPEs analysis applies to the convertible security, not to the underlying common stock.  There can be no conditions to closing that are within an investor’s control or that an investor can cause not to be satisfied.  For example, closing conditions in capital formation transactions relating to the market price of the company’s securities or the investor’s satisfactory completion of its due diligence on the company are unacceptable conditions.  The closing of the private placement of the unissued securities must occur within a short time after the effectiveness of the resale registrations statement.

The PIPEs Interpretation contemplates that a valid secondary offering could occur immediately following the closing of the placement.  Since no holding period is required for a PIPE transaction to be a valid secondary offering, by definition a holding period of 135 days should also be sufficient for a valid secondary offering.  Furthermore, the guidance on Rule 415 does not address the length of time shares are held as being relevant to the determination.

This concept comports with longstanding custom and practice in the PIPEs marketplace.  In most PIPE transactions – including this one – a registration statement is required to be filed shortly after closing (typically 45 days) and declared effective shortly thereafter (typically 150 to 180 days after closing).  In our experience, the Staff does not indicate that the period of time elapsing between closing and registration has raised concerns about whether the offering is a valid secondary offering.  Indeed, such concerns would be inconsistent with the PIPEs Interpretation.

The Circumstances Under Which They Received the Shares

As described above, the securities covered by the Registration Statement became issuable either (i) in a valid private placement that complied in all respects with the PIPEs Interpretation, Section 4(2) of the Act and Regulation D promulgated thereunder, or (ii) in a valid exchange pursuant to Sections 3(a)(9) and 4(2) of the Act.  As noted above, there are no toxic terms that merit any special concerns by the Staff.  Further, as described above, the Financing was provided by 38 different investors, none of which subscribed to a majority of the securities offered.  All of the Investors purchased their securities for investment and specifically represented that they were not acquiring their securities with the purpose or intent of effecting a distribution in violation of the Act.  There is no evidence to suggest that those representations are false.

We believe that any interpretation of Rule 415 that equates registration with an intent to distribute is fundamentally flawed and at odds with both market practices and the Staff’s own previous interpretive positions, including the PIPEs Interpretation.

There are a number of reasons why investors want shares registered other than to effect an immediate sale.  Many private investment funds, including many of the Investors, are required to mark their portfolios to market.  If portfolio securities are not registered, such investors are required to mark down the book value of those securities to reflect an illiquidity discount.  This discount is not intended to be a “fee” for distribution of the shares to the public.  That portfolio valuation does not depend on whether the Investors intend to dispose of their shares or to hold them for an indefinite period.  In addition, many investors are fiduciaries of other people’s money and have a common law duty to act prudently.  It would be fundamentally irresponsible for those investors not to seek to have their shares registered.  Not registering the shares would prevent them from taking advantage of market opportunities or from liquidating their investment if there is a fundamental shift in their investment judgment about the Company.  Finally, registered shares of many issuers are eligible to be used as margin collateral under the Federal Reserve’s margin regulations.  Restricted securities are not “margin stock.”

The PIPEs Interpretation supports our view.  If registration equates to an intent to distribute, then no PIPE transaction could ever occur because the mere fact of registration would negate an investor’s representation of investment intent which would destroy any private placement exemption.  However, the PIPEs Interpretation makes it clear that an investor can have a valid investment intent, even if the shares purchased are registered for resale at the time of closing.  Further the PIPEs Interpretation and the Rule 415 interpretative guidance do not indicate that the price at which shares are purchased is relevant to whether a valid private placement has taken place or whether the sale is deemed on behalf of the issuer.

Furthermore, in the present circumstances it would be virtually impossible for the Investors to effect a distribution of the shares issuable to them in the Financing even if they wanted.  As indicated above, there are 38 Investors for whom securities are being registered in the Registration Statement, plus an additional 6 selling stockholders who received securities for services as placement agent in connection with the Financing, so it would require a conspiracy of massive proportions for all of the persons whose shares are being registered to act in concert to effect a distribution of the shares.  There is no evidence that the Investors have any plan to act in concert with respect to their shares.  Under the Exchange Act, such a plan would make the Investors a “group” under Section 13(d) of the Exchange Act.  In similar circumstances, courts have found that investors who merely sign the same investment documents do not constitute a “group” for 13(d) purposes.  See, e.g., Litzler v. CC Investments, 411 F.Supp. 2d 411 (S.D.N.Y. 2006) (investors participating in the same financing and signing the same investment documents prepared by one counsel are not a “group”).  Accordingly, there does not appear to be any valid basis to impute to the Investors any intent to act in concert.

In addition, as reported by the Over-the-Counter Bulletin Board (www.otcbb.com), as of December 9, 2010, the 3 month average daily trading volume of the Company’s common stock was 150,995 shares, which represents approximately 0.0228% if total outstanding shares of Common Stock of the Company, and approximately 0.145% of the total number of shares that the Company is obligated to register on behalf of the selling shareholders identified in the Registration Statement.  Accordingly, it would be extremely difficult and unlikely that the holders of the shares covered by the Registration Statement could liquidate their positions in the Common Stock in the open market within any foreseeable period of time.  No rational investor would purchase such a large block of shares with the intent of effecting a distribution.  The minimal float in the Common Stock would render any attempt to distribute the shares impossible – the market for the Common Stock simply couldn’t absorb that much stock.  In this situation -- as is the case with many PIPE transactions -- the concept that the Investors have “freely tradable” shares is far more theoretical than real.  For all practical purposes, the Investors are locked into their investments, regardless of whether their shares are registered.

In addition, there is no evidence that a distribution would occur if the Registration Statement is declared effective.  Under the Commission’s own rules, a “distribution” requires special selling efforts.  Rule 100(b) of Regulation M defines a “distribution” as an offering of securities, whether or not subject to registration under the Securities Act, that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and selling methods. (underline added)

Accordingly, the mere size of a potential offering does not make a proposed sale a “distribution.”  Special selling efforts and selling methods must be employed before an offering can constitute a distribution.  Here there is no evidence that any special selling efforts or selling methods have or would take place if all of the shares issuable in the Financing were registered.  Again, there is no reason to assume that the Investors in the Financing will somehow band together to distribute their shares.  Nor is there any evidence that any of the Investors have conducted any road shows or taken any other actions to condition or “prime” the market for their shares.  To do so would violate the detailed representations made by them in the Securities Purchase Agreement.

The Selling Shareholders’ Relationship to the Issuer

Certain of the investors in the Financing were involved in previous financing transactions undertaken by the Company.  However, except as discussed below, none of the selling shareholders are affiliates of the Company.  In addition, all of such selling shareholders are long-term buy and hold investors who performed, through the placement agents, significant, fundamental due diligence on the Company prior to making their investment.  There is no reason to believe that the Investors do not have the intention or ability to hold their shares for an indefinite period.

Shane McMahon, now the Company’s Chairman and Chief Executive Officer, participated in the Financing prior to having any affiliation with the Company.  He became the Company’s Chairman and Chief Executive officer following the Closing of the Financing.   There is no reason to believe that Mr. McMahon does not have the intention or ability to hold his shares for an indefinite period.  Further, the number of shares being registered on behalf of Mr. McMahon only represent approximately 6.96% of Mr. McMahon’s total beneficial ownership in the Company.

Relationships Among the Selling Shareholders

Certain of the selling shareholders are affiliated with one another to the extent that (i) Steven Urbach, Kerry Propper, George Kaufman and Shai Gerson are employees of Chardan Capital Markets, a selling shareholder and the Placement Agent in connection with the Financing, (ii) Jonathan Rich is an employee of National Securities Corporation, a selling shareholder and a sub-placement agent in connection with the Financing, and (iii) Karl Brenza is an employee of Maxim Group LLC, a selling shareholder and a sub-placement agent in connection with the Financing.  Each of the Investors in the Financing represented and warranted to the Company that

[o]ther than with respect to the transactions contemplated herein, since the earlier to occur of: (i) the time that such Investor was first contacted by the Company, or any other Person regarding an investment in the Company and (ii) the thirtieth (30th) day prior to the date hereof, neither the Investor nor any Affiliate of the Investor which (x) had knowledge of the transactions contemplated hereby, (y) has or shares discretion relating to the Investor’s investments or trading or information concerning such Investor’s investments, including in respect of the Securities, or (z) is subject to the Investor’s review or input concerning such Affiliate’s investments or trading decisions (collectively, “Trading Affiliates”) has, directly or indirectly, nor has any Person acting on behalf of, or pursuant to, any understanding with such Investor or Trading Affiliate effected or agreed to effect any transactions in the securities of the Company or involving the Company’s securities (a “Prohibited Transaction”).

Accordingly, as also discussed above, there is no reason to believe that there is any agreement among any of the selling shareholders to effect any transactions involving the Company’s securities.

Conclusion

For the foregoing reasons and in particular given the non-toxic nature of the securities issued and the fact that the total number of securities being registered is only slightly higher than the Staff’s 33% guideline, we believe that the Company should be permitted to proceed with the registration of the shares identified in the Registration Statement, as amended to account for the Warrant Exchange.  We do not believe that any violation of Rule 415 exists and, in these circumstances, there is no risk to the investing public if the Registration Statement is declared effective.

*****

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at (212) 206-1216 or Louis A. Bevilacqua, Esq. of Pillsbury Winthrop Shaw Pittman LLP, our outside special securities counsel at (202) 663-8156.

Sincerely,

China Broadband, Inc.

By:	/s/ Marc Urbach
Marc Urbach
President and Chief Financial Officer